May 22, 2019

Katie Murray
Chief Financial Officer
Royal Bank Of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, United Kingdom

       Re: Royal Bank Of Scotland Group plc
           Form 20-F Filed February 28, 2019
           File No. 001-10306

Dear Ms. Murray:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F Filed February 28, 2019

Non-GAAP Financial Information, page 2

1. We note your disclosure that, "this document contains a number of non-GAAP (or non-
      IFRS) financial measures." Please revise future filings to present a reconciliation for each non-GAAP measure presented to clearly disclose the most directly comparable GAAP (or
      IFRS) measure reconciled to the non-GAAP measure or tell us where this information is presented. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.
Note 14. Impairments, page 188

2. We note your disclosure of the general write off policies for loans individually evaluated and collectively evaluated. Please tell us in detail and revise future filings to clarify which loans are individually evaluated and which loans are collectively evaluated. To the extent it is not observable, clarify the magnitude of write offs in loans/portfolios that are collectively evaluated. Additionally, please provide an estimate of the average amount of time it takes to write off a loan for each portfolio collectively evaluated as compared to
 Katie Murray
Royal Bank Of Scotland Group plc
May 22, 2019
Page 2
         simply disclosing the ending time parameter.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley, Staff Accountant, at 202-551-3437 or John Nolan,
Senior Assistant Chief Accountant, at 202-551-3492 with any questions.



FirstName LastNameKatie Murray                            Sincerely,
Comapany NameRoyal Bank Of Scotland Group plc
                                                          Division of
Corporation Finance
May 22, 2019 Page 2                                       Office of Financial
Services
FirstName LastName